SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vertiv Holdings Co
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

92537N108
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92537N108	13G

1	NAMES OF REPORTING PERSONS
David M. Cote

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,930,411

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,930,411

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,930,411

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 92537N108	13G

1	NAMES OF REPORTING PERSONS
Cote SPAC 1 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,839,167

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
13,839,167

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,839,167

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

EXPLANATORY NOTE

This filing reflects an amendment by the Reporting Persons (as defined below) to the Schedule 13G (the “Initial Schedule 13G”) filed by them with GS DC Sponsor I LLC, GS Sponsor LLC and GSAM Holdings LLC (the “Goldman Reporting Persons”) on February 14, 2019.  On the Initial Schedule 13G, the Reporting Persons and Goldman Reporting Persons jointly reported shared beneficial ownership over the securities of GS Acquisition Holdings Corp. held directly by GS DC I LLC.  The Reporting Persons no longer file jointly with the Goldman Reporting Persons.

Item 1(a).	Name of Issuer:

Vertiv Holdings Co (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1050 Dearborn Drive
Columbus, Ohio 43085

Item 2(a).	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are: David M. Cote and Cote SPAC 1 LLC (together, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is c/o Vertiv Holdings Co, 1050 Dearborn Drive, Columbus, Ohio 43085.

Item 2(c).	Citizenship:

Mr. Cote is a citizen of the United States.  Cote SPAC 1 LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share ("Class A Common Stock")

Item 2(e).	CUSIP Number:

92537N108

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person's cover page.

Mr. Cote may be deemed to beneficially own an aggregate of 15,930,411 shares of Class A Common Stock, consisting of: (i) 28,986 shares of Class A Common Stock underlying options held by Mr. Cote that are exercisable within 60 days of December 31, 2020, (ii) 8,572,500 shares of Class A Common Stock and 5,266,667 shares of Class A Common Stock underlying private placement warrants held by Cote SPAC 1 LLC, (iii) 2,000,000 shares of Class A Common Stock held directly by Atlanta Sons LLC, and (iv) 62,258 shares of Class A Common Stock held directly by Mr. Cote’s spouse.  Mr. Cote is the manager of each of Cote SPAC 1 LLC and Atlanta Sons LLC, and may be deemed to beneficially own the shares held by each.  Mr. Cote disclaims beneficial ownership of the shares held by his spouse except to the extent of his pecuniary interest therein.

(b)	Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Class A Common Stock listed on such Reporting Person's cover page.

Calculations of the percentage of shares of Class A Common Stock beneficially owned were determined based on 328,412,705 shares of Class A Common Stock outstanding as of November 4, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer on November 5, 2020, and taking into account the shares underlying the warrants and options held by the Reporting Persons, as applicable.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

DAVID M. COTE

/s/ David M. Cote

COTE SPAC 1 LLC

By:	/s/ David M. Cote
Name:	David M. Cote
Title:	Manager

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common stock, par value $0.0001 per share, of Vertiv Holdings Co and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 16, 2021.

DAVID M. COTE

/s/ David M. Cote

COTE SPAC 1 LLC

By:	/s/ David M. Cote
Name:	David M. Cote
Title:	Manager